

Mail Stop 3720

December 28, 2009

William R. Fitzgerald
Chief Executive Officer
Ascent Media Corporation
12300 Liberty Boulevard
Englewood, CA 80112

>   **Re: Ascent Media Corporation**
>   **Form 10-K for Fiscal Year Ended December 31, 2008**
>   **Filed March 31, 2009**
>   **Documents Incorporated Therein by Reference**
>   **File No. 1-34176**

Dear Mr. Fitzgerald:

We have completed our review of your filing and have no further comments at this time.

Sincerely,

Larry Spirgel
Assistant Director